Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 10, 2006 accompanying the consolidated financial statements and management’s assessment of effectiveness of internal control over financial reporting included in the 2005 Annual Report of Accredited Home Lenders Holding Co. and subsidiaries on Form 10-K for the year ended December 31, 2005 and our report dated March 10, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to economic operational dependency on its parent) related to the financial statements as of December 31, 2005 and for the year then ended of Accredited Mortgage Loan REIT Trust which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/    GRANT THORNTON LLP

Irvine, California

July 7, 2006